February 28, 2013

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurizon Mines Ltd.

Response letter dated February 19, 2013

SEC File No. 5-78974

Dear Ms. Chalk:

On behalf of our client, Aurizon Mines Ltd. (the “Company”), we hereby acknowledge receipt of the comment letter dated February 25, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Schedule 14D-9 filed with the Commission on January 23, 2013 (as amended and supplemented, the “Schedule 14D-9”).

General

1.	Refer to comment 2 in our prior comment letter and your response. Please include the explanation of “building upon existing value-enhancing initiatives” included in your February 19, 2013 response letter in an amended Schedule 14D-9.

Response: The Schedule 14D-9 has been amended to include the requested disclosure.

2.	We reissue comment 3 in our prior comment letter. Please include the explanation and clarification provided in your response letter in an amended Schedule 14D-9.

Response: The Schedule 14D-9 has been amended to include the requested disclosure.

3.	We reissue comment 4 in our prior comment letter. If you compare this transaction unfavorably to other transactions in the industry, those precedent transactions must be identified in the disclosure document provided to shareholders. Please amend the Schedule 14D-9 accordingly.

Response: The Schedule 14D-9 has been amended to include the requested disclosure.

4.	Refer to comment 5 in our prior comment letter and your response. Include the response as disclosure in an amended Schedule 14D-9.

Response: The Schedule 14D-9 has been amended to include the requested disclosure.

5.	Refer to comment 6 in our prior comment letter and your response. Include the response as disclosure in an amended Schedule 14D-9.

Response: The Schedule 14D-9 has been amended to include the requested disclosure.

Thank you for your review of this response letter. Please direct all questions or comments regarding this letter to me at 416-504-0522 or to my partner Adam M. Givertz at 416-504-0525.

Very truly yours,

/s/ Christopher J. Cummings

cc:	Ian S. Walton
Julie A.S. Kemp
Aurizon Mines Ltd.
Bob J. Wooder
Kathleen Keilty
Blake, Cassels & Graydon LLP
Corey M. Dean
Jason T. Sutherland
DuMoulin Black LLP
Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP